Exhibit 2

March 4, 2016

Bebe Stores, Inc.

400 Valley Drive

Brisbane, CA 94005

Dear Board of Directors:

As you are aware, an affiliate of Prentice Capital Management, LP owns approximately 5.6% of the outstanding shares of Bebe Stores, Inc (BEBE or “the Company”). We are writing to express our extreme dissatisfaction with the Board’s continuing and blatant disregard for the interests of BEBE shareholders – other than those of the controlling shareholder, Mr. Mashouf – while its stock has cratered 87% over the past year. During this time, we have made numerous attempts to contact both the Board (including a letter sent on December 8th, 2015) as well as Mr. Mashouf, but we have yet to receive a response of any kind.

BEBE’s stock price performance over the past 1, 3 and 5 year periods has been truly abysmal. Nonetheless, the Company still possesses an asset-rich balance sheet relative to its existing stock price. Specifically, as of the March 2nd close, BEBE traded at $0.47 per share with a market capitalization of $37 million, no debt, and $53 million of cash and securities; additionally, the Company’s balance sheet includes an estimated $30 million of real estate value. All told, the Company’s total assets stand at approximately $83 million, or $1.05 per share – a 123% premium to its current stock price! As many of you are aware, companies usually trade at a (significant) premium to their underlying net assets; unfortunately, as we sit here today, the market is ascribing a significantly negative value to BEBE’s business and management team (something which rarely happens).

The purpose of this letter is not to dwell on prior Company missteps but rather to communicate a simple message: the Board must respond to its shareholders, and it needs to understand that its fiduciary responsibility extends to the interests of all BEBE shareholders, not just its largest and most intimate one. In light of the severe destruction of shareholder value, we find it simply indefensible that the Board continues to refuse communication with its 2nd largest shareholder. The Board needs to recognize that standing by and doing nothing (while hiding behind Mr. Mashouf) is not a defense and will not satisfy any reasonable standard of executing its fiduciary responsibility. In short, BEBE must: 1.) Immediately pursue the monetization of its real estate holdings; 2.) Strengthen its balance sheet by securing a credit line; 3.) Communicate a comprehensive turn-around plan to shareholders; and 4.) Openly discuss strategic alternatives (we believe the BEBE brand remains relevant and potentially valuable to the appropriate buyer).

Given the destruction of shareholder value over the recent past, the Board’s utter lack of consideration for, and communication with, its broader investor base is unconscionable. Immediate action must be taken to create (and salvage) shareholder value. We have waited patiently but have been consistently ignored; thus, we are left with no alternative but to express our views in the public domain. We plan to remain vigilant until the Board (and the controlling shareholder) takes action to realize value in the best interests of all BEBE shareholders.

Sincerely,

Prentice Capital